Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces first quarter results

     <<
     -   Earnings per share of $0.51 for first quarter, up 9% from prior year
     -   Combined Radio and Television revenues up 1% for first quarter
     -   Segment profit of $81.3 million, down 2% for first quarter
     >>

     TORONTO, Jan. 14 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced its first quarter financial results today.

     <<
     First Quarter Results
     ---------------------
     >>

     Consolidated revenues for the three months ended November 30, 2008 were
$216.8 million, up 1% from $214.8 million last year. Consolidated segment profit was $81.3 million, down 2% from $83.4 million last year. Net income for the quarter was $40.6 million ($0.51 basic and $0.50 diluted), compared to net income of $39.4 million ($0.47 basic and $0.46 diluted) last year.

     Corus Television contributed quarterly revenues of $141.3 million, up 4%
from $135.4 million last year, led by subscriber revenue growth of 12% and continued strong growth in advertising targeted to women. Quarterly segment profit increased to $64.3 million, up 1% from $63.6 million last year.

     Corus Radio revenues were $75.5 million, down 5% from $79.5 million last year. Segment profit was $22.0 million, down 14% from $25.5 million last year.

     "This was a strong quarter for Corus, as we continued to grow the top line in a challenging market," said John Cassaday, President and Chief
Executive Officer, Corus Entertainment Inc. "We incurred significant expenses in the quarter to support the launches of Cosmopolitan TV, VIVA and HBO Canada and in Nickelodeon digital rights. These investments, which represented an incremental expense of almost $5.5 million, position us well for the future."

     <<
     Revised 2009 Fiscal Guidance
     ----------------------------
     >>

     Despite first quarter revenue growth, the Company expects that the slowdown in Canada's GDP growth will have a negative impact on advertising spending. Given that a significant portion of the Company's revenues are derived from advertising, the Company has reduced its segment profit guidance to between $255.0 million and $265.0 million from the original guidance of
$270.0 million and $280.0 million.

     The Company expects that this challenging advertising market will continue to have a greater effect on its Radio division results given that division's reliance on advertising revenues, particularly local ad revenues, and its greater reliance on advertising sectors that have seen larger declines than average.

     The Company's free cash flow guidance of between $70.0 million and $90.0 million remains unchanged.

     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and
radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.

     The unaudited consolidated financial statements and accompanying notes for the quarter ended November 30, 2008 and Management's Discussion and
Analysis are available on the Company's website www.corusent.com in the
Investor Relations section.

     A conference call with Corus senior management is scheduled for January
14, 2009 at 9 a.m. ET / 8 a.m. CT / 7 a.m. MT / 6 a.m. PT. While this call is directed at analysts and investors, members of the media are welcome to listen
in. The dial-in number for the conference call is 1-866-321-6651 (toll-free
North America) or 416-642-5212 (local or international). The pass code for this call is: 8042208. PowerPoint slides for the call will be posted at 8:45
a.m. ET on January 14, 2009 and can be found on the Corus Entertainment website www.corusent.com in the Investor Relations section.

     This statement contains forward-looking information and should be read subject to the following cautionary language:

     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

     <<
                            CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

                                                     As at            As at
     (unaudited)                                  November 30,      August 31,
     (in thousands of Canadian dollars)               2008             2008
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                        23,064           19,642
     Accounts receivable                             191,964          157,440
     Income taxes recoverable                              -            1,615
     Prepaid expenses and other                       10,537           10,135
     Program and film rights                         137,496          131,301
     Future tax asset                                  9,740            9,593
     -------------------------------------------------------------------------
     Total current assets                            372,801          329,726
     -------------------------------------------------------------------------

     Tax credits receivable                           25,701           21,952
     Investments and other assets                     27,279           93,086
     Property, plant and equipment                    70,613           73,562
     Program and film rights                         108,116          103,163
     Film investments                                 87,796           80,819
     Broadcast licenses                              560,383          533,491
     Goodwill                                        856,495          797,854
     -------------------------------------------------------------------------
                                                   2,109,184        2,033,653
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
     Accounts payable and accrued liabilities        189,922          196,026
     Income taxes payable                             12,269                -
     -------------------------------------------------------------------------
     Total current liabilities                       202,191          196,026
     -------------------------------------------------------------------------

     Long-term debt                                  723,637          692,750
     Other long-term liabilities                      86,226           59,936
     Future tax liability                             97,415           87,699
     -------------------------------------------------------------------------
     Total liabilities                             1,109,469        1,036,411
     -------------------------------------------------------------------------

     Non-controlling interest                         19,361           20,237
     -------------------------------------------------------------------------

     SHAREHOLDERS' EQUITY
     Share capital                                   840,165          848,257
     Contributed surplus                              13,115           17,304
     Retained earnings                               153,655          131,594
     Accumulated other comprehensive loss            (26,581)         (20,150)
     -------------------------------------------------------------------------
     Total shareholders' equity                      980,354          977,005
     -------------------------------------------------------------------------
                                                   2,109,184        2,033,653
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                         Three months ended
     (unaudited)                                             November 30,
     (in thousands of Canadian dollars                 -----------------------
      except per share amounts)                         2008             2007
     -------------------------------------------------------------------------
     Revenues                                        216,785          214,825
     Direct cost of sales, general and
      administrative expenses                        135,443          131,435
     Depreciation                                      4,992            5,769
     Interest expense (notes 6 and 9)                 10,402           10,989
     Disputed regulatory fees (note 19)                1,690                -
     Other expense, net (notes 10 and 16)              1,400            3,887
     -------------------------------------------------------------------------
     Income before income taxes
      and non-controlling interest                    62,858           62,745
     Income tax expense (note 11)                     20,875           22,138
     Non-controlling interest                          1,350            1,220
     -------------------------------------------------------------------------
     Net income for the period                        40,633           39,387
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings per share (note 8)
       Basic                                           $0.51            $0.47
       Diluted                                         $0.50            $0.46
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                         Three months ended
                                                             November 30,
     (unaudited)                                       -----------------------
     (in thousands of Canadian dollars)                 2008             2007
     -------------------------------------------------------------------------
     Net income for the period                        40,633           39,387
     Other comprehensive loss, net of tax
       Unrealized foreign currency translation
        adjustment                                     1,825             (972)
       Unrealized change in fair value of
        available- for-sale investments                 (925)             183
       Unrealized change in fair value of
        cash flow hedges                              (7,331)          (6,002)
     -------------------------------------------------------------------------
                                                      (6,431)          (6,791)
     -------------------------------------------------------------------------
     Comprehensive income for the period              34,202           32,596
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

                                                         Three months ended
                                                             November 30,
     (unaudited)                                       -----------------------
     (in thousands of Canadian dollars)                 2008             2007
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning of period                    848,257          882,244
     Issuance of shares under stock option plan          358            6,768
     Shares repurchased                               (8,450)         (13,960)
     -------------------------------------------------------------------------
     Balance, end of period                          840,165          875,052
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning of period                     17,304           10,250
     Stock-based compensation                            949            1,869
     Settlement of long-term incentive plan
      liability                                       (5,138)               -
     Exercise of stock options                             -             (585)
     -------------------------------------------------------------------------
     Balance, end of period                           13,115           11,534
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning of period                    131,594           95,568
     Cumulative impact of accounting changes               -           (1,594)
     -------------------------------------------------------------------------
     Adjusted opening balance                        131,594           93,974
     Net income for the period                        40,633           39,387
     Dividends                                       (11,939)         (10,403)
     Share repurchase excess (note 8)                 (6,633)         (18,380)
     -------------------------------------------------------------------------
     Balance, end of period                          153,655          104,578
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other comprehensive loss
     Balance, beginning of period                    (20,150)         (12,169)
     Cumulative impact of accounting changes               -            7,007
     -------------------------------------------------------------------------
     Adjusted opening balance                        (20,150)          (5,162)
     Other comprehensive loss, net of tax             (6,431)          (6,791)
     -------------------------------------------------------------------------
     Balance, end of period                          (26,581)         (11,953)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Three months ended
                                                             November 30,
     (unaudited)                                       -----------------------
     (in thousands of Canadian dollars)                 2008             2007
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income for the period                        40,633           39,387
     Add non-cash items:
       Depreciation                                    4,992            5,769
       Amortization of program and film rights        37,483           36,077
       Amortization of film investments                3,349            4,916
       Future income taxes                             4,723            4,921
       Non-controlling interest                        1,350            1,220
       Stock-based compensation                          581            2,884
       Imputed interest and other                      1,992            2,538
     Net change in non-cash working capital
      balances related to operations                 (29,655)         (33,683)
     Payment of program and film rights              (49,248)         (42,297)
     Net additions to film investments               (11,485)         (17,744)
     -------------------------------------------------------------------------
     Cash provided by operating activities             4,715            3,988
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property, plant and equipment       (1,995)          (4,219)
     Business combinations                           (74,950)             332
     Cash held in escrow                              74,950                -
     Net cash flows for investments and
      other assets                                      (328)          (1,135)
     Decrease in public benefits associated with
      acquisitions                                      (408)          (1,896)
     -------------------------------------------------------------------------
     Cash used in investing activities                (2,731)          (6,918)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Increase in bank loans                           30,849           19,828
     Issuance of shares under stock option plan          358            6,183
     Shares repurchased                              (15,083)         (32,340)
     Dividends paid                                  (12,017)         (10,480)
     Dividend paid to non-controlling interest        (2,669)          (1,603)
     Other                                                 -             (158)
     -------------------------------------------------------------------------
     Cash provided by (used in) financing
      activities                                       1,438          (18,570)
     -------------------------------------------------------------------------
     Increase (decrease) in cash and cash
      equivalents during the period                    3,422          (21,500)
     Cash and cash equivalents, beginning of period   19,642           33,347
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period         23,064           11,847
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                          BUSINESS SEGMENT INFORMATION

     Three months ended November 30, 2008
                                       Tele-                Elimi-   Consoli-
                            Radio     vision  Corporate    nations      dated
     -------------------------------------------------------------------------
     Revenues              75,528    141,257          -          -    216,785
     Direct cost of
      sales, general
      and administrative
      expenses             53,517     76,987      4,939          -    135,443
     -------------------------------------------------------------------------
     Segment profit        22,011     64,270     (4,939)         -     81,342
     Depreciation           1,642      2,341      1,009          -      4,992
     Interest expense         226      1,043      9,133          -     10,402
     Disputed regulatory
      fees                    836        854          -          -      1,690
     Other expense, net       180      2,319     (1,099)         -      1,400
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest             19,127     57,713    (13,982)         -     62,858
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended November 30, 2007
                                       Tele-                Elimi-   Consoli-
                            Radio     vision  Corporate    nations      dated
     -------------------------------------------------------------------------

     Revenues              79,525    135,351          -        (51)   214,825
     Direct cost of
      sales, general
      and administrative
      expenses             54,054     71,786      5,646        (51)   131,435
     -------------------------------------------------------------------------
     Segment profit        25,471     63,565     (5,646)         -     83,390
     Depreciation           1,419      2,662      1,688          -      5,769
     Interest expense         247      1,517      9,225          -     10,989
     Other expense, net       (34)     4,212       (291)         -      3,887
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest             23,839     55,174    (16,268)         -     62,745
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00013131EF          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 07:00e 14-JAN-09